SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of August 2003

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

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Press release

Kudelski and Thomson enter strategic partnership in

broadcast network solutions

Kudelski acquires MediaGuard, the Conditional Access business of Canal Plus Technologies; Kudelski and Thomson to set-up a joint venture in the area of Conditional Access Intellectual Property (IP) management.

Cheseaux and Paris, August 4, 2003—the Swiss-based Kudelski Group (SW KUD) and Thomson (Euronext Paris: 18453; NYSE: TMS), a leader in technologies, products and services for the video chain today announce a strategic partnership in video solutions for the two companies’ digital broadcasting clients. The partnership involves the acquisition by Kudelski of MediaGuard, the Conditional Access (CA) business of Thomson’s Canal Plus Technologies affiliate, and agreements in the area of Intellectual Property between Thomson, Canal Plus Technologies and Kudelski, for a base consideration of EUR 240 million.

This agreement is of strategic importance to both Thomson and Kudelski:

•	The two companies will cooperate in the field of digital broadcasting, developing and integrating systems and solutions in common for their current customer base and target new opportunities worldwide and notably in the U.S. market.

•	Kudelski will strengthen its position in the CA market worldwide, leveraging its existing operations and adding an attractive, recurring revenue stream.

•	Thomson will leverage its expertise in IP management through a joint venture set up by the two companies in the conditional access IP area. The JV is expected to secure a third party revenue stream.

For the customers of the two Groups, today’s agreement implies access to unrivalled technology in conditional access, a commitment to provide the highest quality security solutions and access going forward to the resources of Kudelski and Thomson in the field of digital broadcasting.

The strategic partnership between Kudelski and Thomson seeks to further develop the two companies’ ambitions in broadcast network technologies and services for digital TV operators. Thomson and Kudelski plan to integrate and jointly develop and market technologies and product offerings to satellite, cable and telecom operators, building on Thomson’s strength in encoders and decoders and Kudelski’s leadership in conditional access. Additionally, Thomson and Kudelski intend to jointly address new markets: a joint end-to-end turnkey solution will be specifically developed to address the needs of the US cable market.

MediaGuard is the world’s 3rd largest CA provider with approximately 10 million subscribers and net revenues of over EUR 60 million in 2003. Kudelski will acquire the MediaGuard business in an asset transfer transaction. The MediaGuard assets, together with approximately 200 employees will be transferred to a French-based entity fully owned by Kudelski. Closing of the transaction should take place in Q4 2003, subject to the required regulatory approval process and other necessary procedures.

“Today’s announcement fulfills our objective to strengthen the technology leadership of the conditional access business of Canal+ Technologies. We have selected Kudelski as partner for the MediaGuard business to confirm our willingness to get access to best-in-class competences in security solutions for broadcasters. It is particularly important to us to maintain a state-of-the-art solution for Canal Plus Technologies’ existing customer base. This partnership also expands the scope of our licensing business” said Jean-Charles Hourcade, Chief Technology Officer of Thomson and CEO of Canal+ Technologies.

“The acquisition of MediaGuard ideally broadens Kudelski’s presence in Europe, particularly in France, Benelux and Eastern Europe, establishing the European conditional access solution of reference”, said Mauro Saladini CFO of Kudelski. “ We are improving the geographical balance of our business, adding a stronger European leg to our successful North American presence, reducing the exposure to the USD through the increase of our Euro-denominated revenue base and balancing our European cable operations with an equally strong position in satellite. We will also benefit from the impending consolidation of the European operators and leverage Nagravision’s analogue customer base, helping to smooth the operators’ transition from analogue to digital. The acquisition of MediaGuard will further strengthen Kudelski’s presence in Asia, completing, with Beijing Cable, Nagravision’s geographical coverage of the Chinese market and adding the leading players in the Malaysian and in the Arabic worlds. The acquired incremental smart card rental-based and set-top-box royalty-based revenues add an attractive, recurring revenue stream to our existing business. I expect the transaction to be accretive in 2004 and strongly accretive in 2005.”

“This transaction enables the Kudelski Group to leverage its existing cost base to develop, maintain and continuously upgrade state-of-the-art technology for our enlarged customer base. Looking forward, we will work closely with Thomson to create a wide-ranging partnership to the benefit of our respective clients. We envisage, where appropriate, a fast convergence of MediaGuard and Nagravision technologies and organizations to further improve the quality of service to the joint customer base. Also, we will interface Thomson’s MediaHighway middleware with our conditional access solution” explains Andre Kudelski, CEO of Kudelski.

“We are very pleased to be developing a business partnership with Kudelski. Our areas of excellence complement each other such that I believe our common customers will benefit greatly from our cooperation. For Thomson, this agreement will open new opportunities to provide encoders, decoders, system integration solutions and services to digital TV operators” said Charles Dehelly, CEO of Thomson.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Kudelski

The Kudelski Group is a world leader in the area of digital security. Its various companies are active in two main sectors: security of access to information (digital TV and broadband Internet) and physical access to sites. The Digital TV entity provides global security solutions to digital TV operators and content providers including conditional access and software tools to operate interactive broadband applications such as e-commerce and video-on-demand. The Nagra Public Access unit offers integrated smart-card based access control solutions for public sites (car parks, stadiums, amusement parks, ski resorts) including a whole range of related products. Separately, the Nagra Audio sector develops and markets a range of products in the professional and prestige hi-fi sectors.

The Kudelski Group was founded in 1951. It is headquartered in Cheseaux-sur-Lausanne in Switzerland and has offices around the world employing a total of more than 1 000 staff. The Kudelski stock (SW “KUD”) is listed on the Swiss Market Index as well as on the Morgan Stanley Capital International Index.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: www.thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : August 4th, 2003	THOMSON S.A.

	By:	/s/ JULIAN WALDRON
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer